Filed by Chicago Bridge & Iron Company N.V.

(Commission File No.: 1-12815)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Form S-4 File No.: 333-222662

Explanatory Note: The following communication was issued to employees of McDermott International, Inc. and Chicago Bridge & Iron Company N.V.

Colleagues,

As we continue the planning process for the future integration of our combined company, I’ve had the pleasure of meeting many of you during my visits to CB&I and McDermott offices and sites over the past few weeks. The town halls and smaller discussion groups were very productive, and your feedback has been extremely valuable as we design the combined company.

As I’ve highlighted during my visits, our goal after closing is greater than simply bringing two companies together—we want to create a new, unified organization that is stronger than our individual businesses. To achieve this, we must be a truly integrated organization built on the best ideas, practices and processes of both companies.

At the same time, we are seeing our customers reevaluate their own organizational designs. Many are combining their upstream and downstream groups. By integrating our own operations we will be better able to serve their needs—we will have “one customer-facing” approach.

To achieve this, we will need to have an executive presence in each of the geographic areas where we do business. We need to understand how our customers work, the culture they operate in and the pressures they face—competitive, strategic and political. Each of our geographic areas will need to have senior executives who are accountable for customer satisfaction, project delivery and profitability. Their job will be to know our customers well-enough to anticipate needs and help guide internal strategy and decision making. This will help us win new business and do a better job executing on time and on budget.

We will also need to have an executive presence in each of the product and service lines that we offer. This requires that we understand how our product lines work, how our customers use them and where the market is heading. Each of our product lines will have an executive who is accountable for setting the strategic direction, overseeing internal capability development, and ensuring profitable delivery. Their jobs will be to know our product lines well-enough to anticipate our customers’ needs and help guide internal strategy and decision making. This will help us serve our customers and grow our business.

Strong relationships and consistent interactions are key to earning our customers’ confidence and their business. We need to be able to bring the best end-to-end solution for each situation, regardless of where the necessary expertise sits in the organization. We also need to effectively manage our risk during the bidding process. Integrating our capabilities in these two areas will improve customer account and proposal management. Business development, on the other hand, needs to be where our customers are and will be regionally aligned with the full backing and management of our global commercial team.

Relationships will not be enough if we cannot deliver consistently and reliably. We each offer world-class execution capabilities. The key will be combining them to provide global scale while improving internal coordination when delivering end-to-end solutions. Our project execution teams will be accountable for successful project delivery, continued performance excellence and cost management. They will partner with the geographic area executives to safeguard the success of our projects while managing costs.

Everything that I described above reinforces our foundation to support increased pull-through work, but this will not be possible without CB&I’s tier-one technology business. This business is the leading industry provider of technology and will continue to provide licensing, engineering, and after-market services to our customers. The technology and global sales teams will work together on these pull-through opportunities.

In the coming weeks, we will be making further decisions on the combined company’s structure and leadership and sharing these decisions with you. I am proud of the work we have done so far and I am excited about our future together. Thank you for your continued hard work and support.

David

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the SEC, that included (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab

“Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined businesses. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, accretion, risks related to CB&I projects, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow, plans to de-lever, targeted credit ratings, expected completion date, and permanent debt financing. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, on the proposed timeline or at all, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.